Exhibit 99.1

Ozon Announces Its Second Quarter 2022 Unaudited Financial Results

August 23, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, announces its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Operating and Financial Highlights

•	GMV incl. services reached RUB 170.6 billion in Q2 2022 compared to RUB 89.0 billion in Q2 2021, with a 92% year-on-year increase due to strong order growth.

•

Number of orders increased by 121% year-on-year to 90.2 million orders delivered in Q2 2022, compared to 40.9 million orders in Q2 2021, which was primarily driven by the customer base expansion and rising order frequency.

•

Number of active buyers climbed to 30.7 million in Q2 2022, compared to 18.4 million in Q2 2021, growing by 67% year-on-year. Order frequency grew by 64% year-on-year reaching 10.8 orders per annum as of June 30, 2022, compared to 6.6 as of June 30, 2021.

•

Number of active sellers tripled year-on-year, exceeding 150,000 as of June 30, 2022, compared to nearly 50,000 active merchants as of June 30, 2021 due to a combination of a rapidly growing customer base and our extensive suite of services, including fulfillment and logistics, advertising and financial services.

•	Share of Marketplace reached 76.1% as a percentage of GMV incl. services compared to 62.1% in Q2 2021 due to significant seller base growth.

•

Total revenue grew by 58% year-on-year to RUB 58.5 billion in Q2 2022 compared to RUB 37.0 billion in Q2 2021, as revenues from services increased by 185% year-on-year and surpassed revenues from direct sales of goods for the first time driven by rapid growth in marketplace commissions, advertising and other revenues in Q2 2022.

•

Operating loss as a percentage of GMV incl. services, demonstrated significant improvement year-on-year, as a result of benefits of scale and operating leverage, and a higher contribution from additional services such as advertising. Our concerted efforts around cost optimization and enhanced focus on increasing efficiency of operations was reflected in decreasing operating expenses as a percentage of GMV incl. services.

•

Adjusted EBITDA improved to RUB 0.2 billion corresponding to 0.1% as percentage of GMV incl. services in Q2 2022, compared to negative RUB 9.1 billion and negative 10.3% respectively in Q2 2021. Achieving positive adjusted EBITDA represents an important milestone for the Company and demonstrates strong execution and our commitment to improve unit economics whilst maintaining robust growth.

•

Net cash used in operating activities was RUB 5.4 billion in Q2 2022, compared to RUB 7.7 billion used in operating activities in Q2 2021, with the year-on-year improvement driven by a reduction in operating loss, partially offset by working capital outflows.

•

Cash, cash equivalents and short-term deposits amounted to RUB 56.7 billion (an equivalent of 1.1 billion in USD terms1) as of June 30, 2022, compared to RUB 92.5 billion (an equivalent of 1.1 billion in USD terms1) as of March 31, 2022. The decline in our reported cash balance is mainly attributable to the foreign exchange loss as a result of Russian Ruble appreciation as well as cash outflow for operating and investing activities.

[1]

The USD equivalent was calculated as RUB amounts of Cash, cash equivalents and short-term deposits converted from RUB using the exchange rate as of the end of the respective reporting period: RUB 84.0851 per 1 USD as of March 31, 2022 and RUB 51.1580 per 1 USD as of June 30, 2022 (source: the Central Bank of the Russian Federation).

Summary: Key Operating and Financial Metrics

The following table sets forth a summary of the key operating and financial information for the three and six months ended June 30, 2022 and 2021, which has not been audited by the Company’s auditors.

(RUB in millions, unless indicated otherwise)	For the three months ended June 30,			For the six months ended June 30,
	2022	2021[1]	YoY, %	2022	2021[1]	YoY, %
GMV incl. services	170,647	88,957	92%	348,095	163,165	113%
Number of orders, million	90.2	40.9	121%	183.2	75.0	144%
Number of active buyers, million	30.7	18.4	67%	30.7	18.4	67%
Share of Marketplace as a percentage of GMV incl. services, %	76.1%	62.1%	14.0pp	73.2%	60.4%	12.8pp
Total revenue	58,514	37,018	58%	122,093	70,425	73%
Gross profit	33,238	11,887	180%	63,954	23,474	172%
Gross profit as a percentage of GMV incl. services, %	19.5%	13.4%	6.1pp	18.4%	14.4%	4.0pp
Contribution Profit / (Loss)	8,991	(2,347)	—	10,733	(2,481)	—
Adjusted EBITDA	188	(9,130)	—	(8,758)	(13,985)	—
Adjusted EBITDA as a percentage of GMV incl. services, %	0.1%	(10.3%)	10.4pp	(2.5%)	(8.6%)	6.1pp
Loss for the period	(7,202)	(15,233)	—	(26,257)	(21,967)	—
Net cash used in operating activities	(5,361)	(7,673)	—	(35,128)	(19,791)	—
Net cash used in investing activities	(6,624)	(3,795)	—	(2,901)	(5,392)	—
Net cash (used in) / generated from financing activities	(3,029)	(916)	—	(3,754)	46,781	—
Free Cash Flow	(15,447)	(12,598)	—	(62,366)	(27,351)	—

Note that Contribution Profit / (Loss), Adjusted EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics such as GMV incl. services, Gross Profit, number of orders, number of active buyers, number of active sellers and share of Marketplace GMV in the “Other Key Operating Measures” section of this press release.

[1]

During the six months ended June 30, 2022, we revised presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of RUB 365 million for the six months and RUB 215 million for the three months ended June 30, 2021 from sales and marketing expenses to technology and content expenses, and RUB 68 million from general and administrative expenses to technology and content expenses as compared to the amounts reported during 2021. In the fourth quarter of 2021, we revised the presentation of costs of certain packaging materials, which resulted in a corresponding reclassification of RUB 125 million in the second quarter of 2021 from cost of sales to fulfillment and delivery expenses as compared to the amounts reported during 2021.

Key Business Developments

Ozon Marketplace

Our marketplace platform continues to demonstrate solid operating results. We see strong network effect and believe that our value proposition resonates well with our existing buyers and sellers and it continues to attract new customers and merchants to our platform.

Sellers

We provide sellers with access to millions of customers, extensive logistics capabilities and last mile network in Russia, Belarus and Kazakhstan. We also offer services aimed at increasing merchants’ efficiency and helping them to scale their businesses faster, such as fintech solutions, advertising, and market analytics tools.

•

Ozon continues to develop new unique solutions to support sellers. A “virtual distribution center”, launched in June 2022, is already allowing more than 25,000 sellers to increase sales and to control delivery and storage costs more effectively in the regions outside of the metropolitan areas. Big data tools and artificial intelligence assist merchants in forecasting demand and sales across their regions of presence. The tool enables them to allocate goods within our warehouse infrastructure across all clusters, bringing more goods closer to our regional customers and expediting delivery.

•

Ozon demonstrated solid progress in monetizing its advertising platform: more than half of our seller base actively uses our advertising instruments which enable merchants to boost sales, to promote their products in our application and to analyze their consumer profile.

Buyers

Our high-quality services, user experience and wide assortment augment growth in the number of active users and strengthen customer loyalty which is one of our key priorities. The number of active buyers increased by 67% year-on-year to 30.7 million and annual order frequency increased by 64% year-on-year reaching 10.8 orders in Q2 2022.

Assortment

A significant seller base expansion resulted in our product assortment increasing by approximately 5x year-on-year, exceeding 130 million SKUs as of June 30, 2022, compared to 27 million SKUs as of June 30, 2021. The number of SKUs in the Apparel category grew by 5.3x compared to Q2 2021, exceeding 34.0 million as of June 30, 2022.

In Q2 2022, we continued to develop our own private label which included c.400 SKUs in both food and non-food categories as of June 30, 2022. In 2022, Ozon launched a clothing brand Hola and a TV brand Hartens. The Company plans to further expand the private label assortment to be exclusively sold on our marketplace and to motivate sellers to produce such goods for Ozon.

Other Verticals

•

Ozon Financial Services continues to develop its B2B and B2C services to improve user engagement and customers’ loyalty with a focus on efficiency and product economics. This is underpinned by an efficient fintech infrastructure. More than 5.7 million active buyers were using Ozon.Account or Ozon.Card for purchases on our platform as of June 30, 2022.

•

Ozon Express was rebranded in March 2022 to Ozon fresh. It delivers fresh food and daily groceries, including products from the Russian local farmers. Since June 2022 Ozon fresh started to attract more third-party sellers to extend the assortment range across various categories, e.g. Children’s goods. This enables our customers to take advantage of a faster delivery for a greater number of SKUs. Furthermore, Ozon fresh continues to develop its own private label with 224 SKUs in food and non-food categories in Q2 2022.

Ozon International Operations and Ozon Global

•

Ozon continued to develop in Belarus and Kazakhstan, launching its own logistics and delivery channels, pick-up point franchising solutions and sorting facilities. Ozon’s international expansion enables us to explore opportunities in underpenetrated e-commerce markets in the CIS region and to expand our total addressable market as well as customer and seller base.

•

Cross-border operations enable us to increase our assortment through unique goods and provide substitutes for brands. Ozon Global enrolled c.12,000 merchants from various countries, in particular from Turkey and China, to boost cross-border offerings to our customers.

Ozon Operational and Financial Results

The following table sets forth financial information for the three and six months ended June 30, 2022 and 2021, which has not been audited by the Company’s auditors. The unaudited interim financial information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown.

(RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2022	2021	YoY, %	2022	2021	YoY, %
Sales of goods	28,257	26,410	7%	67,524	50,774	33%
Service revenue	30,257	10,608	185%	54,569	19,651	178%
Marketplace commissions	23,272	8,333	179%	42,069	15,318	175%
Advertising revenue	4,775	1,494	220%	8,417	2,854	195%
Delivery services	1,558	530	194%	3,076	1,011	204%
Travel commissions	193	163	18%	320	276	16%
Other revenue	459	88	422%	687	192	258%
Total revenue	58,514	37,018	58%	122,093	70,425	73%
Cost of sales	25,276	25,131	1%	58,139	46,951	24%
Gross profit	33,238	11,887	180%	63,954	23,474	172%
Gross profit as a percentage of GMV incl. services, %	19.5%	13.4%	6.1pp	18.4%	14.4%	4.0pp

Revenue

Total revenue increased to RUB 58.5 billion in Q2 2022 with growth of 58% year-on-year from RUB 37.0 billion in Q2 2021. Growth was mostly driven by an increase in service revenue of 185% year-on-year due to increasing scale of the business and seller base expansion. This marks the first quarter when our service revenue exceeded revenue from the sales of goods, as a result of greater variety of services provided to a wider seller base.

Sales of goods

Sales of goods grew by 7% year-on-year to RUB 28.3 billion in Q2 2022 from RUB 26.4 billion in Q2 2021 due to the slower growth of Direct Sales (1P) and an increased emphasis on service revenues.

Service revenue

Service revenue reached RUB 30.3 billion in Q2 2022, growing by 185% year-on-year from RUB 10.6 billion in Q2 2021, as a result of marketplace commissions and advertising revenue increasing by 179% and 220% year-on-year respectively. Service revenue has continued to increase year-on-year for four consecutive quarters supported by a growing merchant base with order growth more than doubling year-on-year.

Marketplace commissions

Marketplace commissions grew by 179% year-on-year to RUB 23.3 billion in Q2 2022, compared to RUB 8.3 billion in Q2 2021, driven by strong order growth, increasing number of sellers and services provided to merchants. Our blended take rate increased to 17.9% in Q2 2022 compared to 15.1% in Q2 2021.

Advertising revenue

Advertising revenue increased by 220% year-on-year to RUB 4.8 billion in Q2 2022, compared to RUB 1.5 billion in Q2 2021 boosted by a wider range of advertising tools offered by the Company and a greater number of sellers adopting our advertising services.

Cost of sales

Cost of sales remained broadly flat compared to Q2 2021, growing by 1% year-on-year in Q2 2022, largely due to slower growth in Direct Sales (1P).

Gross Profit

Gross profit amounted to RUB 33.2 billion, growing by 180% year-on-year in Q2 2022, compared to RUB 11.9 billion in Q2 2021. Gross profit as a percentage of GMV incl. services increased by 6.1 p.p. to 19.5% in Q2 2022, compared to 13.4% in Q2 2021, mainly as a result of growing contribution from service revenue.

Contribution Profit / (Loss)

Contribution profit reached RUB 9.0 billion in Q2 2022, compared to a loss of RUB 2.3 billion in Q2 2021, due to growth in gross profit outpacing increases in the fulfillment and delivery expenses as a result of economies of scale and our cost optimization initiatives.

Operating expenses

Operating expenses rose by 35% year-on-year in Q2 2022, compared to Q2 2021, primarily driven by greater volume of orders, as well as investments in IT, product and talent acquisition. Operating expenses as a percentage of GMV incl. services amounted to 39.0% in Q2 2022, which represents a 16.5 p.p. improvement compared to 55.5% in Q2 2021, reflecting our focus on execution, cost optimization and efficiency.

Operating Expenses (RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2022	2021[1]	YoY, %	2022	2021[1]	YoY, %
Cost of sales	25,276	25,131	1%	58,139	46,951	24%
as % of GMV incl. services	14.8%	28.3%	(13.5%)	16.7%	28.8%	(12.1%)
Fulfillment and delivery	24,247	14,234	70%	53,221	25,955	105%
as % of GMV incl. services	14.2%	16.0%	(1.8%)	15.3%	15.9%	(0.6%)
Sales and marketing	5,813	5,455	7%	13,274	9,132	45%
as % of GMV incl. services	3.4%	6.1%	(2.7%)	3.8%	5.6%	(1.8%)
Technology and content	5,911	2,457	141%	11,221	4,214	166%
as % of GMV incl. services	3.5%	2.8%	0.7%	3.2%	2.6%	0.6%
General and administrative	5,255	2,075	153%	9,913	3,851	157%
as % of GMV incl. services	3.1%	2.3%	0.8%	2.8%	2.4%	0.4%
Total operating expenses	66,502	49,352	35%	145,768	90,103	62%
as % of GMV incl. services	39.0%	55.5%	(16.5%)	41.9%	55.2%	(13.3%)

Fulfillment and delivery

Fulfillment and delivery expenses grew by 70% year-on-year in Q2 2022 due to a higher number of orders, but decreased as a percentage of GMV incl. services by 1.8 p.p. to 14.2% in Q2 2022, compared to 16.0% in Q2 2021, driven by higher utilization of the previously launched warehouse facilities. Fulfillment and delivery costs declined by 16% compared to Q1 2022.

Sales and marketing

Sales and marketing costs increased by 7% year-on-year in Q2 2022 and amounted to RUB 5.8 billon. Sales and marketing expense improved by 2.7 p.p. as a percentage of GMV incl. services to 3.4%, compared to 6.1% in Q2 2021, driven by marketing expenditure optimization and more cost efficient customer acquisition underpinned by organic traffic growth and strong brand awareness.

Technology and content

Technology and content expenses grew by 141% year-on-year in Q2 2022 and increased by 0.7 p.p. to 3.5% as a percentage of GMV incl. services, compared to 2.8% in Q2 2021 due to ongoing investments in product development and IT talent acquisition, which are crucial to our business operations and growth across all key verticals.

[1]

During the six months ended June 30, 2022, we revised presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of RUB 365 million for the six months and RUB 215 million for the three months ended June 30, 2021 from sales and marketing expenses to technology and content expenses, and RUB 68 million from general and administrative expenses to technology and content expenses as compared to the amounts reported during 2021. In the fourth quarter of 2021, we revised the presentation of costs of certain packaging materials, which resulted in a corresponding reclassification of RUB 125 million in the second quarter of 2021 from cost of sales to fulfillment and delivery expenses as compared to the amounts reported during 2021.

General and administrative

General and administrative expenses increased by 153% year-on-year in Q2 2022, compared to Q2 2021, due to talent acquisition in our core business operations and the new verticals.

Operating loss

Operating loss demonstrated significant improvement year-on-year as a percentage of GMV incl. services, driven by benefits of scale and operating leverage, as well as our cost reduction initiatives and positive contribution from the additional services such as advertising.

Non-operating expenses

As a result of the Delisting Event, as of June 30, 2022, the holders of the Bonds were entitled to require the Company to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which was May 31, 2022. Following May 31, 2022, the redemption amounts due under the terms and conditions of the Bonds carry interest at 1.875% per annum until the date of restructuring. The Company revised the schedule of cash flows underlying the amortized cost of the bonds to reflect the revised contractual maturity, accordingly. This revision resulted in a remeasurement of the convertible bonds’ liability and a reclassification of the revised carrying amount to short-term borrowings. The effect of the remeasurement of RUB 8,567 million was included in non-operating expenses.

Interest expense was RUB 2,997 million in Q2 2022, compared to RUB 1,210 million in Q2 2021 due to higher level of borrowings and lease liabilities.

Interest income increased to RUB 580 million in Q2 2022, compared to RUB 145 million in Q2 2021, driven by rising short-term rates and higher deposits.

Foreign exchange gain was RUB 4,453 million in Q2 2022, compared to a loss of RUB 3,174 million in Q2 2021, as a result of the Russian ruble appreciation versus the U.S. dollar.

Adjusted EBITDA

Adjusted EBITDA turned positive and amounted to RUB 0.2 billion in Q2 2022, demonstrating a significant improvement, compared to negative RUB 9.1 billion in Q2 2021 and negative RUB 8.9 billion in Q1 2022. As a percentage of GMV incl. services, Adjusted EBITDA reached 0.1% and increased by 10.4 p.p. from negative 10.3% in Q2 2021, driven by economies of scale and expense optimization. This was underpinned by a marked improvement in unit economics per order year-on-year in Q2 2022.

Income tax (expense) / benefit

Income tax expense amounted to RUB 583 million in Q2 2022, compared to an income tax benefit of RUB 26 million in Q2 2021, due to deferred tax charges.

Loss for the period

Loss for the period was RUB 7,202 million in Q2 2022. An improvement compared to RUB 15,233 million in Q2 2021 can be largely attributed to enhanced cost control and greater operating efficiency.

Shares Issued

The total number of shares issued and outstanding was 216,413,735 (comprised of 216,413,733 ordinary shares and two Class A shares) as of June 30, 2022.

Share-Based Compensation

During the six months ended June 30, 2022 the Company granted 7,673,765 share-based awards (SBAs) in a form of Restricted Share Units (“RSU”) with zero exercise price to certain employees. Under these grants, each RSU entitles the recipient, subject to vesting and other terms, to receive for no consideration one ordinary share of the Company.

Working Capital

The Company’s working capital is predominantly comprised of trade and other payables and inventory. Accounts payable amounted to RUB 47,998 million as of June 30, 2022. Our accounts payable primarily consist of trade payables for the products purchased from suppliers and payables to the third-party sellers on Ozon Marketplace. Ozon inventories mainly include merchandise held for resale and goods in transit, ensuring uninterrupted business process of our Direct (1P) Sales during busy periods. The Company had RUB 17,447 million of inventories as of June 30, 2022.

Net Cash Used in Operating Activities

Net cash used in operating activities was RUB 5,361 million in Q2 2022, compared to RUB 7,673 million used in Q2 2021, with the improvement year-on year driven by efficiency improvements and cost optimization.

Net Cash Used in Investing activities

Net cash used in investing activities was RUB 6,624 million in Q2 2022, compared to RUB 3,795 million used in Q2 2021 due to investments in IT infrastructure and fulfillment capacity to ensure uninterrupted supply.

Net Cash Used in Financing activities

Net cash used in financing activities was RUB 3,029 million in Q2 2022, compared to RUB 916 million used in Q2 2021 due to higher payments of principal portion of lease liabilities.

Capital Expenditures

Capital expenditures were RUB 7,271 million in Q2 2022, compared to RUB 3,927 million in Q2 2021, driven by the investments into new fulfillment capacity and IT equipment.

Free Cash Flow

Free Cash Flow was negative RUB 15,447 million in Q2 2022, compared to negative RUB 12,598 million in Q2 2021, with greater capital expenditures in logistics to increase our warehouse capacity (which is reflected in higher lease payments), as well as IT infrastructure to ensure uninterrupted supply of IT equipment.

Lease Liabilities and Commitments

Ozon lease liabilities were RUB 63,203 million as of June 30, 2022, compared to RUB 42,467 million as of December 31, 2021. Our lease obligations are primarily comprised of contracts for the office premises, fulfillment and sorting centers, vehicles and pickup points. These lease liabilities are mostly denominated in Russian Rubles with a wide maturity range varying from one to ten years.

The Group entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced as at June 30, 2022. Ozon’s lease commitments amounted to RUB 40,930 million as of June 30, 2022, compared to RUB 87,371 million as of December 31, 2021.

Cash, Cash Equivalents and Short-term Bank Deposits

Cash, cash equivalents and short-term bank deposits were RUB 56,739 million (an equivalent of 1.1 billion in USD terms1) as of June 30, 2022, compared to RUB 92,461 million (an equivalent of 1.1 billion in USD terms1) as of March 31, 2022, mainly due to the foreign exchange loss as a result of Russian Ruble appreciation, as well as cash outflow for operating and investing activities.

Risk and uncertainties related to current environment

Current Environment

The Group’s primary operation market is Russia. As a result, the Group’s business and results of operations are dependent on the economic conditions in Russia. Over the last two decades, the Russian economy has experienced or continues to experience at various times significant volatility in its GDP, high levels of inflation, increases in, or high, interest rates, sudden price declines in oil and other natural resources and instability in the local currency market.

The sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine and further regulatory counter-measures taken by the Russian Government, have had a significant, and in many cases unprecedented, impact on companies operating in Russia. In response to the geopolitical crisis surrounding Ukraine, the United States, the European Union, the United Kingdom and other countries imposed severe sanctions targeting Russian financial institutions, including the prohibition on transactions with the Central Bank of Russia, blocking of assets and cutting off certain Russian banks from SWIFT; businessmen and their assets; and oil, defense and other state-owned companies, as well as export and import restrictions. In response, Russia identified a number of states, including the United States, all European Union member states and the United Kingdom, as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability of Russia.

Due to the restrictions under the recently enacted Russian capital controls and protection measures, the Company is currently restricted from upstreaming cash funds from the Company’s Russian subsidiaries to the Company. As potential global and economic impacts of the geopolitical crisis surrounding Ukraine continue to evolve rapidly, unpredictable and outside the control of the Group, it is difficult to accurately predict the full impact of the sanctions that were introduced or any measures taken by the Russian government in response to such sanctions.

[1]

The USD equivalent was calculated as RUB amounts of Cash, cash equivalents and short-term deposits converted from RUB using the exchange rate as of the end of the respective reporting period: RUB 84.0851 per 1 USD as of March 31, 2022 and RUB 51.1580 per 1 USD as of June 30, 2022 (source: the Central Bank of the Russian Federation).

Subsequent Events

On August 3, a fire broke out at the Group’s fulfillment center on Novorizhskoye shosse in the Moscow region, eventually spreading to an area of 55,000 square meters and significantly damaging two of the blocks of the three-block warehouse complex.

The Group continues to assess the impact of the incident, which includes damages to the Group’s and sellers’ merchandise, the Group’s facilities and equipment, as well as various collateral losses and liabilities. The Group had insurance policies for the goods and other assets stored at the impacted premises, as well as the liability for death, injury or damage to third-party property. The Group is currently in discussions with the insurance companies over the compensation for the sustained damages. Additional information regarding the incident is disclosed in the Company’s press release dated August 4, 2022. Although the incident may have a material one-off negative impact on our financial results and cash flows, the incident did not disrupt the Company’s operations, the Company continues to accept goods from the sellers, to ship orders to its clients, to service its customers and to transact with all its counterparties in an orderly fashion.

Convertible Bonds

As the Company previously disclosed in its press releases dated March 9, 2022, March 17, 2022, May 18, 2022 and May 30, 2022, following the occurrence of a Delisting Event, we have entered into discussions with an Ad Hoc Committee of Bondholders and their advisers in connection with a proposed consensual restructuring of our financial indebtedness under the Bonds. The Company is approaching the final stage of negotiations on terms of the long-term restructuring of the Bonds with a number of bondholders and expects to reach an agreement within the current financial year. In view of the above and in the interest of all its stakeholders, the Company consequently will be at this point deferring the coupon payment due on August 24, 2022 under the terms of the Bonds. For additional information regarding the Bonds, please refer to the Company’s press-release dated August 23, 2022.

In February 2021, the Company completed an offering of USD 750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 at par (the “Bonds”). The Bonds were offered in reliance on Regulation S under the Securities Act through a private placement to institutional investors that are not U.S. persons, outside the United States. Total proceeds from the Bonds amounted to RUB 54.5 billion net of RUB 1.0 billion issue costs. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. The Bonds are convertible into cash, ordinary shares of the Company, represented by the ADSs, or a combination of cash and the ADSs, at the Group’s discretion, based on the conversion price set at USD 86.6480.

At the initial recognition, the conversion feature of the convertible bonds (the “conversion options”) with the fair value of RUB 7.0 billion was classified as financial liability and measured at fair value through profit and loss, while the host liability (the “debt component”) was accounted for at amortized cost using market interest rate of 5.1% per annum. The transaction costs of RUB 0.1 billion related to the conversion options were expensed as incurred and included in general and administrative expenses.

As a result of the Delisting Event, as of June 30, 2022, the holders of the Bonds were entitled to require the Company to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which was May 31, 2022. Following May 31, 2022, the redemption amounts due under the terms and conditions of the Bonds carry interest at 1.875% per annum until the date of a restructuring. The Company revised the schedule of cash flows underlying the amortized cost of the bonds to reflect the revised contractual maturity, accordingly. This revision resulted in a remeasurement of the convertible bonds’ liability and a reclassification of the revised carrying amount to short-term borrowings. The effect of the remeasurement of RUB 8.6 billion was included in non-operating expenses.

For the six months ended June 30, 2022 forex gain on convertible bond amounted to RUB 20.0 billion.

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with the SEC concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes certain non-IFRS financial measures not presented in accordance with IFRS, including but not limited to Contribution (Loss)/(Profit), Adjusted EBITDA and Free Cash Flow. These financial measures are not measures of financial performance or liquidity in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures from the most directly comparable IFRS measure.

This press release includes interim financial information for the three and six months ended June 30, 2022 and 2021. The quarterly information has not been audited by the Company’s auditors.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended June 30,			For the six months ended June 30,
	2022	2021[1]	YoY change, %	2022	2021[1]	YoY change, %
Revenue:
Sales of goods	28,257	26,410	7%	67,524	50,774	33%
Service revenue	30,257	10,608	185%	54,569	19,651	178%
Total revenue	58,514	37,018	58%	122,093	70,425	73%
Operating expenses:
Cost of sales	(25,276)	(25,131)	—	(58,139)	(46,951)	—
Fulfillment and delivery	(24,247)	(14,234)	—	(53,221)	(25,955)	—
Sales and marketing	(5,813)	(5,455)	—	(13,274)	(9,132)	—
Technology and content	(5,911)	(2,457)	—	(11,221)	(4,214)	—
General and administrative	(5,255)	(2,075)	—	(9,913)	(3,851)	—
Total operating expenses	(66,502)	(49,352)	—	(145,768)	(90,103)	—
Operating loss	(7,988)	(12,334)	—	(23,675)	(19,678)	—
Net gain on revaluation of conversion options and other financial instruments	80	1,247	—	617	768	—
Loss on disposal of non-current assets	(576)	(8)	—	(605)	(13)	—
Expected credit losses on financial assets	(25)	—	—	(82)	—	—
Interest expense	(2,997)	(1,210)	—	(5,413)	(2,124)	—
Interest income	580	145	—	1,574	357	—
Share of profit of an associate	87	75	—	196	136	—
Foreign currency exchange gain/(loss), net	4,453	(3,174)	—	10,875	(1,383)	—
Impairment of non-financial assets	(233)	—	—	(233)	—	—
Remeasurement of convertible bonds	—	—	—	(8,567)	—	—
Total non-operating income/(expense)	1,369	(2,925)	—	(1,638)	(2,259)	—
Loss before income tax	(6,619)	(15,259)	—	(25,313)	(21,937)	—
Income tax (expense)/benefit	(583)	26	—	(944)	(30)	—
Loss for the period	(7,202)	(15,233)	—	(26,257)	(21,967)	—

[1]

During the six months ended June 30, 2022, we revised presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of RUB 365 million for the six months and RUB 215 million for the three months ended June 30, 2021 from sales and marketing expenses to technology and content expenses, and RUB 68 million from general and administrative expenses to technology and content expenses as compared to the amounts reported during 2021. In the fourth quarter of 2021, we revised the presentation of costs of certain packaging materials, which resulted in a corresponding reclassification of RUB 125 million in the second quarter of 2021 from cost of sales to fulfillment and delivery expenses as compared to the amounts reported during 2021.

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Cash flows from operating activities
Loss before income tax	(6,619)	(15,259)	(25,313)	(21,937)
Adjusted for:
Depreciation and amortization of non-current assets	5,070	2,132	9,082	3,871
Interest expense	2,997	1,210	5,413	2,124
Interest income	(580)	(145)	(1,574)	(357)
Foreign currency exchange (gain)/loss, net	(4,453)	3,174	(10,875)	1,383
Net gain from revaluation of conversion options and other financial instruments	(80)	(1,247)	(617)	(768)
Write-downs and losses of inventories	2,787	698	2,407	691
Loss on disposal of non-current assets	576	8	605	13
Share of profit of an associate	(87)	(75)	(196)	(136)
Changes in expected credit losses and impairment of non-financial assets	364	(37)	443	(36)
Remeasurement of convertible bonds	—	—	8,567	—
Share-based compensation expense	3,106	1,072	5,835	1,822
Changes in working capital:
Changes in inventories	3,292	(1,533)	6,474	(3,027)
Changes in accounts receivable	1,561	(480)	3,310	245
Changes in loans to customers	(960)	—	(960)	—
Changes in advances paid and other assets	2,327	(1,558)	377	(2,096)
Changes in trade accounts payable	(16,465)	3,167	(42,784)	(1,895)
Changes in other liabilities	2,666	1,898	7,684	2,377
Changes in customer deposits	1,105	—	1,105	—
Cash used in operations	(3,393)	(6,975)	(31,017)	(17,726)
Interest paid	(1,957)	(639)	(4,077)	(1,955)
Income tax paid	(11)	(59)	(34)	(110)
Net cash used in operating activities	(5,361)	(7,673)	(35,128)	(19,791)

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Cash flows from investing activities
Purchase of property, plant and equipment	(7,239)	(3,663)	(22,440)	(5,577)
Purchase of intangible assets	(32)	(264)	(246)	(305)
Return of bank deposits	—	—	18,297	—
Interest received	572	132	1,576	349
Dividends received from an associate	135	—	135	141
Issuance of loans to employees	(60)	—	(223)	—
Net cash used in investing activities	(6,624)	(3,795)	(2,901)	(5,392)
Cash flows from financing activities
Convertible bonds issue proceeds	—	—	—	54,499
Proceeds from borrowings	—	231	1,185	231
Repayment of borrowings	(214)	(149)	(387)	(6,271)
Payment of principal portion of lease liabilities	(2,815)	(998)	(4,552)	(1,678)
Net cash (used in) / generated from financing activities	(3,029)	(916)	(3,754)	46,781
Net (decrease) / increase in cash and cash equivalents	(15,014)	(12,384)	(41,783)	21,598
Cash and cash equivalents at the beginning of the period	92,460	140,584	108,037	103,702
Effects of exchange rate changes on the balance of cash held in foreign currencies	(20,707)	(5,351)	(9,515)	(2,451)
Cash and cash equivalents at the end of the period	56,739	122,849	56,739	122,849

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Financial Position

(in millions of Russian Rubles)

(RUB in millions)	As of
	June 30, 2022 (unaudited)	December 31, 2021 (audited)
Assets
Non-current assets
Property, plant and equipment	48,395	29,970
Right-of-use assets	59,125	39,940
Intangible assets	955	1,171
Investments in an associate	1,299	1,238
Deferred tax assets	72	80
Other financial assets	2,793	2,312
Other non-financial assets	81	41
Total non-current assets	112,720	74,752
Current assets
Inventories	17,447	26,362
Accounts receivable	3,414	6,611
VAT receivable	397	3,440
Other financial assets	1,333	75
Other non-financial assets	5,011	4,107
Short-term bank deposits	—	17,954
Cash and cash equivalents	56,739	108,037
Total current assets	84,341	166,586
Total assets	197,061	241,338
Equity and liabilities
Equity
Share capital	12	12
Share premium	135,501	134,924
Treasury shares	(1)	(1)
Equity-settled employee benefits reserves	13,058	7,800
Other capital reserves	(89)	(3)
Accumulated losses	(138,381)	(112,124)
Total equity	10,100	30,608

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Financial Position (Continued)

(in millions of Russian Rubles)

(RUB in millions)	As of
	June 30, 2022 (unaudited)	December 31, 2021 (audited)
Non-current liabilities
Borrowings	2,634	50,577
Lease liabilities	53,027	34,770
Conversion options	—	594
Deferred tax liabilities	865	46
Deferred income	260	289
Other non-current liabilities	438	518
Total non-current liabilities	57,224	86,794
Current liabilities
Trade and other payables	47,998	89,273
Borrowings	49,549	11,539
Lease liabilities	10,176	7,697
Taxes payable	2,621	1,077
Accrued expenses	6,258	4,716
Contract liabilities and deferred income	12,030	9,634
Customer deposits	1,105	—
Total current liabilities	129,737	123,936
Total liabilities	186,961	210,730
Total equity and liabilities	197,061	241,338

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain non-IFRS financial measures, including, among others, Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow. We define:

•	Contribution (Loss)/Profit as gross profit less fulfillment and delivery expenses.

•	Adjusted EBITDA as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense.

•

Free Cash Flow as net cash generated from/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash are used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are not measurements of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss, net cash generated from/(used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this press release.

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), Gross profit, share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers and number of active sellers. We define:

•

GMV incl. services (gross merchandise value including revenue from services) as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

•	Gross profit as revenue less cost of sales in a given period.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Capital Expenditures as payments for purchase of property, plant and equipment and intangible assets.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

•	Number of active sellers as the number of unique merchants who made a sale on our Marketplace within the 12-month period preceding June 30, 2022.

Use of Non-IFRS Financial Measures

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Contribution Profit / (Loss) (1)	8,991	(2,347)	10,733	(2,481)
Adjusted EBITDA (2)	188	(9,130)	(8,758)	(13,985)
Free Cash Flow (3)	(15,447)	(12,598)	(62,366)	(27,351)

(1) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Contribution (Loss)/Profit, a non-IFRS financial measure that we calculate as gross profit less fulfillment and delivery expenses.

Contribution (Loss)/Profit is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution (Loss)/Profit in this press release because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution (Loss)/Profit is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution (Loss)/Profit provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Contribution (Loss)/Profit excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution (Loss)/Profit should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.

The following tables present a reconciliation of loss for the period to Contribution (Loss)/Profit for each of the periods indicated:

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Gross profit	33,238	11,887	63,954	23,474
Fulfillment and delivery expenses	(24,247)	(14,234)	(53,221)	(25,955)
Contribution Profit / (Loss)	8,991	(2,347)	10,733	(2,481)

(2) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating income/(expense). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Loss for the period	(7,202)	(15,233)	(26,257)	(21,967)
Income tax (benefit) / expense	583	(26)	944	30
Total non-operating (income) / expenses	(1,369)	2,925	1,638	2,259
Depreciation and amortization	5,070	2,132	9,082	3,871
Share-based compensation expense	3,106	1,072	5,835	1,822
Adjusted EBITDA	188	(9,130)	(8,758)	(13,985)

(3) To provide investors with additional information regarding our liquidity, we have also disclosed here and elsewhere in this press release Free Cash Flow, a non-IFRS financial measure that we calculate as net cash generated from/(used in) operating activities less capital expenditures, which consist of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provide additional perspective on impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash generated from/(used in) operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.

The following table presents a reconciliation of net cash generated from/(used in) operating activities to Free Cash Flow for each of the periods indicated:

(RUB in millions)	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Net cash used in operating activities	(5,361)	(7,673)	(35,128)	(19,791)
Purchase of property, plant and equipment	(7,239)	(3,663)	(22,440)	(5,577)
Purchase of intangible assets	(32)	(264)	(246)	(305)
Payment of the principal portion of lease liabilities	(2,815)	(998)	(4,552)	(1,678)
Free Cash Flow	(15,447)	(12,598)	(62,366)	(27,351)

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru